United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 30th, 2010

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary to the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 29th, 2010 adopted the resolutions that are summarized as follows:

FIRST: Approved the financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year beginning on January 1st, through December 31st, 2009.

SECOND: Approved the reports referred to by Article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and Article 19 section IV of the Company's By-laws for the Fiscal Year ending December 31st 2009, consisting of:

A. Audit Committee's Annual Report;
B. Corporate Governance Committee's Annual Report;
C. Chief Executive Officer's Annual Report;
D. Board of Director's opinion of the Chief Executive Officer's Report;
E. Board of Director's Operations and Activities Report; and
F. Report Regarding the Guidelines and Accounting Principles used for the elaboration of the Financial Information.

THIRD: The compliance report on the Company's fiscal obligations was rendered, pursuant to Article 86 section XX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law).

FOURTH: Approved that the 2009 Fiscal Year net profit, which amounts to MXN$1,528,920,000.00 (ONE BILLION FIVE HUNDRED TWENTY EIGHT MILLION NINE HUNDRED TWENTY THOUSAND PESOS 00/100 MEXICAN CURRENCY), to be applied as follows:

  Destine 5% (five percent) of the net profit, in the amount of to MXN$76,446,000.00 (SEVENTY SIX MILLION FOUR HUNDRED FORTY SIX THOUSAND PESOS 00/100 MEXICAN CURRENCY), to reestablish the Legal Reserve.

  The remaining $ 1,452,474,000.00 (ONE BILLION FOUR HUNDRED FIFTY TWO MILLION FOUR HUNDRED SEVENTY FOUR THOUSAND PESOS 00/100 MEXICAN CURRENCY), shall be applied to the retained earnings account.

FIFTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the company's own shares and a report of the operations carried out with the company's own shares in the 2009 Fiscal Year was submitted.

SIXTH: In this item of the Agenda the following resolutions were adopted:

  Elected the Company's Directors, Proprietary and Alternates, being this corporate body conformed as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	ROBERTO GONZALEZ MORENO
JUAN ANTONIO GONZALEZ MORENO	ROBERTO GONZALEZ VALDES
BERTHA ALICIA GONZALEZ MORENO	RICARDO GONZALEZ VALDES
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	RAUL A. PELAEZ CANO
INDEPENDENT PROPRIETARY DIRECTORS	INDEPENDENT ALTERNATES DIRECTORS
JUAN MANUEL LEY LOPEZ	FERNANDO AGUILAR ROSAS
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
MARIO LABORIN GOMEZ	ALAN CASTELLANOS CARMONA
JOSE DE LA PENA ANGELINI	MARIO ERNESTO MEDINA RAMIREZ
ISMAEL ROIG	DAVID J. SMITH
FEDERICO GORBEA QUINTERO	STEVE MILLS

  MR. ROBERTO GONZALEZ BARRERA was ratified as Chairman of the Board of Directors and as his alternate Mr. ROBERTO GONZALEZ MORENO.

  MR. SALVADOR VARGAS GUAJARDO was reelected as non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.

  The meeting qualified the independence of Messers Juan Manuel Ley Lopez, Adrian Sada Gonzalez, Alfonso Romo Garza, Bernardo Quintana Isaac, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Mario Laborin Gomez, Jose de la Pena Angelini, Ismael Roig and Federico Gorbea, as well as their corresponding alternates, Messers Fernando Aguilar Rosas, Manuel Guemes de la Vega, Adrian Rodriguez Macedo, Diego Quintana Kawage, Jorge Velez Bautista, Felipe Diez-Canedo Ruiz, Alan Castellanos Carmona, Mario Ernesto Medina Ramirez, David J. Smith, and Steve Mills to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

  Approved as compensation for the Company's Directors the amount of $35,000.00 (THIRTY FIVE THOUSAND PESOS 00/100 MEXICAN CURRENCY) per assistance to the Board Meetings.

  Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of $35,000.00 (THIRTY FIVE THOUSAND PESOS 00/100 MEXICAN CURRENCY) per assistance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held.

SEVENTH: Appointed Mr. Javier Velez Bautista as Chairman of the Audit and Corporate Governance Committees and as vocals and financial experts of both committees Mr. Juan Diez-Canedo Ruiz and Mr. Jose de la Pena Angelini.

EIGHTH: Authorized SALVADOR VARGAS GUAJARDO, RODRIGO MARTINEZ VILLARREAL and GUILLERMO ELIZONDO RIOS, so jointly or separately, any of them, on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

NINTH: Approved the content of the drafted minute of the aforementioned Meeting.

Monterrey, N.L., April 30, 2010

LIC. GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS